Exhibit 99.2

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Note	Apr 1, 2017	Dec 31, 2016
Assets
Current assets
Cash and cash equivalents		$—	$161
Accounts receivable	3	161	141
Taxes receivable		1	—
Investment tax credit receivable		13	—
Inventory	4	220	185
Prepaids		6	10

		401	497

Non-current assets
Property, plant and equipment	12,14	1,294	1,262
Intangible assets		23	22
Deferred income tax assets		5	4
Other assets	5	2	14

		1,324	1,302

		$1,725	$1,799

Liabilities and shareholders’ equity
Current liabilities
Bank advances	6	$2	$—
Accounts payable and accrued liabilities		216	218
Taxes payable		1	1
Current portion of long-term debt	6	—	200

		219	419

Non-current liabilities
Long-term debt	6	547	546
Other long-term debt	3	61	—
Other liabilities	7	30	27
Deferred income tax liabilities		170	157

		808	730

Shareholders’ equity	8	698	650

		$1,725	$1,799

(See accompanying notes, including note 12 for commitments and contingencies)

Interim Consolidated Statements of Earnings

(Unaudited) Quarters ended Apr 1 and Mar 26 (US $ millions, except per share information)	Note	Q1 2017	Q1 2016
Sales	14	$467	$384
Cost of sales		(359)	(322)
General and administrative expenses		(6)	(2)
Depreciation and amortization	14	(24)	(21)
Loss on disposal of assets		(5)	—

Operating income		73	39

Non-operating expense:
Finance costs		(11)	(13)

Earnings before income tax		62	26
Income tax expense		(13)	(3)

Earnings		$49	$23

Earnings per common share
Basic and diluted	9	$0.57	$0.27

(See accompanying notes)

Interim Consolidated Statements of Comprehensive Income

(Unaudited) Quarters ended Apr 1 and Mar 26 (US $ millions)	Q1 2017	Q1 2016
Earnings	$49	$23
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	(3)	(4)
Items that may be reclassified subsequently to earnings:
Foreign currency translation gain (loss) on foreign operations	5	(5)

Other comprehensive income (loss), net of tax	2	(9)

Comprehensive income	$51	$14

(See accompanying notes)

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited) Quarters ended Apr 1 and Mar 26 (US $ millions)	Note	Q1 2017	Q1 2016

Share capital
Balance, beginning of period		$1,341	$1,334
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	8	4	1

Balance, end of period		$1,345	$1,335

Merger reserve	8	$(96)	$(96)

Contributed surplus
Balance, beginning of period		$9	$10
Stock options exercised	8	(1)	—

Balance, end of period		$8	$10

Retained deficit
Balance, beginning of period		$(402)	$(559)
Earnings		49	23
Common share dividends		(6)	(7)

Balance, end of period(i)		$(359)	$(543)

Accumulated other comprehensive loss
Balance, beginning of period		$(202)	$(170)
Other comprehensive income (loss)		2	(9)

Balance, end of period	8	$(200)	$(179)

Shareholders’ equity		$698	$527

(See accompanying notes)

(i) Retained deficit comprises:
Deficit arising on cashless exercise of warrants in 2013		$(263)	$(263)
All other retained deficit		(96)	(280)

		$(359)	$(543)

Interim Consolidated Statements of Cash Flows

(Unaudited) Quarters ended Apr 1 and Mar 26 (US $ millions)	Note	Q1 2017	Q1 2016
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings		$49	$23
Items not affecting cash:
Depreciation and amortization		24	21
Deferred income tax		13	2
Loss on disposal of assets		5	—
Other items	10	6	6

		97	52
Net change in non-cash operating working capital balances	10	(57)	(50)
Net change in tax receivable		(1)	1

		39	3

Investing activities
Investment in property, plant and equipment	12	(56)	(13)
Investment in intangible assets		(2)	(1)

		(58)	(14)

Financing activities
Common share dividends paid		(6)	(6)
Accounts receivable securitization drawings, net	3	61	25
Bank advances	6	2	—
Issue of common shares	8	3	—
Repayment of debt	6	(200)	—

		(140)	19

Foreign exchange revaluation on cash and cash equivalents held		(2)	(3)

Cash and cash equivalents
(Decrease) increase during period		(161)	5
Balance, beginning of period		161	9

Balance, end of period		$—	$14

(See accompanying notes, including note 10 for supplemental cash flow information)

Notes to the Consolidated Financial Statements

(in US $, unless otherwise noted)

In these notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of a controlling equity interest in the Company.

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY

Norbord is an international producer of wood-based panels with 17 plant locations in the United States, Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.

Brookfield controls approximately 53% of the outstanding common shares of the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed consolidated interim financial statements (interim financial statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting on a basis consistent with the accounting policies the Company disclosed in its audited consolidated financial statements as at, and for the year ended, December 31, 2016. These interim financial statements do not contain all of the disclosures that are required in annual financial statements prepared under International Financial Reporting Standards (IFRS) and should be read in conjunction with the Company’s 2016 audited annual financial statements which include information necessary or useful to understanding the Company’s business and financial statement presentation. The Company’s interim results are not necessarily indicative of its results for a full year.

These interim financial statements were authorized for issuance by the Board of Directors of the Company on May 1, 2017.

(b)	Basis of Presentation

These interim financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.

(c)	Changes in Accounting Standards

(i)	Income Taxes

In January 2016, the International Accounting Standards Board (IASB) issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments became effective for the Company on January 1, 2017 and did not have a significant impact on its interim financial statements.

(ii)	Cash Flow Statement Disclosure

In January 2016, the IASB issued an amendment to IAS 7, Statement of Cash Flows, introducing additional disclosure requirements for liabilities arising from financing activities. The amendments became effective for the Company on January 1, 2017 and the additional disclosure has been included in the supplemental cash flow information (note 10) accordingly.

NOTE 3. ACCOUNTS RECEIVABLE

The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $144 million (December 31, 2016 – $125 million) in trade accounts receivable, and Norbord recorded drawings of $61 million as other long-term debt (December 31, 2016 – $nil) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes (note 6). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. During the quarter, the utilization charge on drawings ranged from 1.5% to 2.6%.

The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at May 1, 2017, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Apr 1, 2017	Dec 31, 2016
Raw materials	$85	$55
Finished goods	64	61
Operating and maintenance supplies	71	69

	$220	$185

At period-end, the provision to reflect inventories at the lower of cost and net realizable value was less than $1 million (December 31, 2016 – less than $1 million).

NOTE 5. OTHER ASSETS

(US $ millions)	Apr 1, 2017	Dec 31, 2016
Investment tax credit receivable	$—	$13
Other	2	1

	$2	$14

NOTE 6. LONG-TERM DEBT

(US $ millions)	Apr 1, 2017	Dec 31, 2016
Principal value
7.7% senior secured notes due February 2017	$—	$200
5.375% senior secured notes due December 2020	240	240
6.25% senior secured notes due April 2023	315	315

	555	755
Debt issue costs	(8)	(9)
Less: Current portion	—	(200)

	$547	$546

In February 2017, the Company repaid its $200 million 7.7% senior secured notes at maturity.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the total aggregate commitment is May 2019. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2020 and 2023 senior secured notes.

At period-end, $2 million of the revolving bank lines were drawn as cash (December 31, 2016 – $nil), $23 million (December 31, 2016 – $25 million) was utilized for letters of credit and $220 million (December 31, 2016 – $220 million) was available to support short-term liquidity requirements.

The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. The Company was in compliance with the financial covenants at period-end.

NOTE 7. OTHER LIABILITIES

(US $ millions)	Apr 1, 2017	Dec 31, 2016
Defined benefit pension obligation	$20	$18
Accrued employee benefits	5	5
Reforestation obligation	3	2
Other	2	2

	$30	$27

NOTE 8. SHAREHOLDERS’ EQUITY

Share Capital

	Q1 2017
	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of period	85.8	$1,341
Issuance of common shares upon exercise of options and Dividend Reinvestment Plan	0.3	4

Common shares outstanding, end of period	86.1	$1,345

Merger Reserve

On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction. The merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance and the book value of Ainsworth’s net assets exchanged.

Stock Options

During the quarter, 0.2 million stock options were granted (2016 – no stock options) under the Company’s stock option plan. During the quarter, stock option expense of less than $1 million was recorded with a corresponding increase in contributed surplus (2016 – less than $1 million). During the quarter, 0.3 million common shares (2016 – less than 0.1 million common shares) were issued as a result of options exercised under the stock option plan for total proceeds of $3 million (2016 – less than $1 million).

Dividend Reinvestment Plan

During the quarter, less than $1 million of dividends was reinvested in common shares (2016 – less than $1 million).

Accumulated Other Comprehensive Loss

(US $ millions)	Apr 1, 2017	Dec 31, 2016
Foreign currency translation loss on investment in foreign operations, net of tax of $(3) (December 31, 2016 – $(3))	$(162)	$(167)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2016 – $3)	(8)	(8)
Actuarial loss on defined benefit pension obligation, net of tax of $10 (December 31, 2016 – $9)	(30)	(27)

Accumulated other comprehensive loss, net of tax	$(200)	$(202)

NOTE 9. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	Q1 2017	Q1 2016
Earnings available to common shareholders	$49	$23

Common shares (millions):
Weighted average number of common shares outstanding	86.0	85.4
Dilutive stock options(1)	0.5	0.6

Diluted number of common shares	86.5	86.0

Earnings per common share:
Basic and diluted	$0.57	0.27

(1)	Applicable if dilutive and when the weighted average daily closing share price for the period was greater than the exercise price for stock options. At period-end, there were 0.2 million stock options (March 26, 2016 – 1.0 million) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

NOTE 10. SUPPLEMENTAL CASH FLOW INFORMATION

Other items comprise:

(US $ millions)	Q1 2017	Q1 2016
Pension funding greater than expense	$(1)	$—
Cash interest paid less than interest expense	2	5
Amortization of debt issue costs	1	1
Unrealized foreign exchange loss	2	—
Other	2	—

	$6	$6

The net change in non-cash operating working capital balance comprises:

(US $ millions)	Q1 2017	Q1 2016
Cash (used for) provided by:
Accounts receivable	$(20)	$(21)
Prepaids	4	1
Inventory	(34)	(25)
Accounts payable and accrued liabilities	(7)	(5)

	$(57)	$(50)

Cash interest and income taxes comprise:

(US $ millions)	Q1 2017	Q1 2016
Cash interest paid	$8	$8
Cash income taxes paid	1	—

Net (decrease) increase in financial liabilities:

(US $ millions)	Q1 2017	Q1 2016
Bank advances	$2	$—
Long-term debt	(199)	—
Other long-term debt	61	25
Accrued interest on long-term debt	2	5

	$(134)	$30

Cash and non-cash movements in financial liabilities:

(US $ millions)	Q1 2017	Q1 2016
Cash movements:
Bank advances	$2	$—
Repayment of debt	(200)	—
Interest paid	(8)	(8)
Accounts receivable securitization drawings, net	61	25

	(145)	17

Non-cash movements:
Amortization of debt issue costs	1	1
Interest expense	10	12

	11	13

Net (decrease) increase in financial liabilities	$(134)	$30

NOTE 11. FINANCIAL INSTRUMENTS

Non-Derivative Financial Instruments

The net book values and fair values of non-derivative financial instruments were as follows:

		Apr 1, 2017		Dec 31, 2016
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$—	$—	$161	$161
Accounts receivable	Loans and receivables	161	161	141	141

		$161	$161	$302	$302

Financial liabilities:
Bank advances	Fair value through profit or loss	$2	$2	$—	$—
Accounts payable and accrued liabilities	Other financial liabilities	216	216	218	218
Long-term debt(1)	Other financial liabilities	555	582	755	777
Other long-term debt	Other financial liabilities	61	61	—	—
Other liabilities	Other financial liabilities	30	30	27	27

		$864	$891	$1,000	$1,022

(1)	Principal value of long-term debt excluding debt issue costs of $8 million (December 31, 2016 – $9 million) (note 6).

Derivative Financial Instruments

Canadian Dollar Monetary Hedge

At period-end, the Company has foreign currency forward contracts representing a notional amount of C $110 million (December 31, 2016 – C $49 million) in place to sell US dollars and buy Canadian dollars with maturities in April 2017. The fair value of these contracts at period-end is an unrealized gain of $1 million (December 31, 2016 – an unrealized loss of less than $1 million); the carrying value of the derivative instrument is equivalent to the unrealized gain at period-end. During the quarter, realized losses on the Company’s matured hedges were $2 million (2016 – $1 million gain).

Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged.

NOTE 12. COMMITMENTS AND CONTINGENCIES

The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business activities, the Company is subject to claims and legal actions that may be made against its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance, or cash flows.

The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase commitments	$80	$80	$7	$167
Operating leases	4	8	2	14
Reforestation obligations	—	2	1	3

	$84	$90	$10	$184

Purchase commitments relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts, of which $38 million relates to the Inverness expansion project. During the quarter, $31 million of property, plant and equipment was invested in the Inverness expansion.

NOTE 13. RELATED PARTY TRANSACTIONS

In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value between the parties and recognized in the consolidated financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business:

Norbord periodically engages the services of Brookfield for various financial, real estate and other business services. During the quarter, the fees for services rendered were less than $1 million (2016 – less than $1 million).

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $13 million (2016 – $10 million) were made to Interex. At period-end, $1 million (December 31, 2016 – $2 million) due from Interex was included in accounts receivable.

NOTE 14. GEOGRAPHIC SEGMENTS

The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

	Q1 2017
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$367	$100	$—	$467
EBITDA(1)	97	6	(6)	97
Depreciation and amortization	21	3	—	24
Investment in property, plant and equipment	27	31	—	58
Property, plant and equipment	1,127	167	—	1,294

	Q1 2016
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$281	$103	$—	$384
EBITDA(1)	52	10	(2)	60
Depreciation and amortization	18	3	—	21
Investment in property, plant and equipment	10	—	—	10
Property, plant and equipment(2)	1,126	136	—	1,262

(1)	EBITDA is a non-IFRS financial measure, which the Company uses to assess segment performance and operating results. The Company defines EBITDA as earnings (loss) before finance costs, income tax, and depreciation and amortization. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
(2)	Balance as at December 31, 2016.

NOTE 15. PRIOR PERIOD COMPARATIVES

Certain 2016 figures have been reclassified to conform with the current period’s presentation.